Keefe, Bruyette & Woods, Inc.

as representative of the several underwriters

787 Seventh Avenue

4th Floor

New York, New York 10019

March 31, 2014

Securities Exchange Commission

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:  Michael Clampitt

Re:                             Old Second Bancorp, Inc.
Registration Statement on Form S-1
Registration File No. 333-193424

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Old Second Bancorp, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement, as amended, so that it becomes effective at 1:00 p.m. (Washington, D.C. time) on Thursday, April 3, 2014, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have effected distribution of 800 copies, in the aggregate, of the Company’s Preliminary Prospectus issued March 26, 2014 through the date hereof to prospective underwriters, institutions and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

KEEFE, BRUYETTE & WOODS, INC.

By:	/s/ Allen G. Laufenberg
	Name:	Allen G. Laufenberg
	Title:	Managing Director